Exhibit (p)(2)

Highland Capital Funds Distributors, Inc.’s (“Company”) Written Supervisory Procedures (“WSPs”) along with its Code of Ethics and Standards of Professional Conduct (“Code and Standards”) are essential to achieving high standards of business conduct, integrity and professional excellence. The WSPs and the Code and Standards have been developed in conjunction with Rules and Regulations of FINRA and other Self-Regulatory Organizations, ideas and values from the CFA Institute, and senior management experience.

The Code of Ethics

All registered representatives and associated persons must:

•

Act with integrity, competence, diligence, respect and in an ethical manner with the public, customers, prospective customers, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

•	Place interest of customers and the integrity of the investment profession above their own personal interest.

•

Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

•	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on us and the profession.

•	Promote the integrity of, and uphold the rules governing, capital markets.

•	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

Standards of Professional Conduct

I. Professionalism

A.

Knowledge of the Law. Registered representatives and associated persons must understand and comply will all applicable laws, rules and regulations of any government authority, regulatory organization licensing agency, or professional association governing their professional activities. Registered representatives and associated persons must not knowingly participate or assist in and must disclose any violation of such laws, rules, or regulations.

B.

Independence and Objectivity. Registered representatives and associated persons must use reasonable care and judgment to achieve and maintain independence and objectivity in their professional activities. Registered representatives and associated persons must not offer, solicit, or accept any gifts, benefits, compensation, or considerations that reasonably could be expected to compromise their independence and objectivity.

C.

Misrepresentation. Registered representatives and associated persons must not knowingly make any misrepresentation relating to investment analyses, recommendations, actions, or other professional activities.

D.

Misconduct. Registered representatives and associated persons must not engage in any professional conduct involving dishonesty, fraud, deceit or commit any act that reflects adversely on their professional reputation, integrity, or competence.

II. Integrity of Capital Markets

A.

Material Nonpublic Information. Registered representatives and associated persons who possess material nonpublic information that would reasonably be expected to affect the value of an investment must not act or cause others to act on the information.

B.	Market Manipulation. Registered representatives and associated persons must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead the public

C.

Spreading of False Rumors. The Company prohibits Access Persons from spreading Rumors (as hereinafter defined) directly or indirectly regarding the financial condition of any company. For purposes of the Code of Ethics, a “Rumor” shall be defined to include any statement which, at the time of making, the Access Person knew, or should have known, was false, misleading, or otherwise untrue or deceptive. This includes any statement in which the Access Person omits a fact or set of facts, which if disclosed would change the nature of the statement, and which by being omitted results in the statement being false, misleading or otherwise untrue and deceptive. The Company prohibits the dissemination of Rumors via any medium, including verbally, electronically, or in writing.

III. Duties to Customers

A.

Loyalty, Prudence, and Care. Registered representatives and associated persons have a duty of loyalty to their customers and must act with reasonable care and exercise prudent judgment. Registered representatives and associated persons must act for the benefit of their customers and place their customer’s interests before their personal or employer’s interest. In relationships with customers, registered representatives and associated persons must comply with any fiduciary duty that they may have.

B.

Fair Dealing. Registered representatives and associated persons must deal fairly and objectively with all customers when providing investment analyses, making investment recommendations, taking investment actions, or engaging in other professional activities.

C.

Performance Presentation. When communicating investment performance information, registered representatives and associated persons must make reasonable efforts to ensure that it is fair, accurate and complete.

D.	Preservation of Confidentiality. Registered representatives and associated persons must keep information about current, former, and prospective customers confidential unless:

1.	The information concerns illegal activities on the part of the current, former, or prospective customers.

2.	Disclosure is required by law.

3.	The current, former, or prospective customer permits disclosure of the information.

IV. Duties to Employer

A.

Loyalty. In matters related to their employment, registered representatives and associated persons must act for the benefit of their employer and not deprive their employer of their skills and abilities, divulge confidential information, or otherwise cause harm to their employer.

B.

Additional Compensation Arrangements. Registered representatives and associated persons must not accept gifts, benefits, compensation, or considerations that would reasonably be expected to create a conflict of interest with their employer’s or the interest of customers, except in accordance with applicable laws, rules and regulations.

C.

Responsibility of Supervisors. Registered representatives and associated persons must make reasonable efforts to detect and prevent violations of applicable laws, rules, regulations and the Code and Standards by anyone subject to their supervision or authority.

V. Investment Analysis, Recommendations, and Action

A.	Diligence and Reasonable Basis. Registered representatives and associated persons must:

Exercise diligence, independence and thoroughness in analyzing investments, making investment recommendations, and taking investment actions. Have a reasonable and adequate basis, supported by appropriate research and investigation, for any investment analysis, recommendation, or action.

B.	Communication with Customers and Prospective Customers. Registered representatives and associated persons must:

1.

Disclose to current and prospective customers the basic format and general principals of the investment process used to analyze investments, select securities, and construct portfolios, and must promptly disclose any changes that might materially affect those processes.

2.

Use reasonable judgment in identifying which factors are important to their investment analyses, recommendations or actions, and include those factors in communications with current and prospective customers.

3.	Distinguish between fact and opinion in the presentation of investment analyses and recommendations.

C.

Record Retention. Registered representatives and associated persons must develop and maintain appropriate records to support their investment analyses, recommendations, actions and other investment-related communications with customers and prospective customers.

VI. Conflict of Interest

A.

Disclosure of Conflicts. Registered representatives and associated persons must make full and fair disclosure of all matters that could reasonably be expected to impair their independence and objectivity or interfere with their duties to customers and their employer. Registered representatives and associated persons must ensure that such disclosures are prominent, delivered in plain language, and communicated effectively.

B.

Priority of Transactions. Investment transactions for customers must have priority over investment transactions in which a registered representative or associated person or his/her firm is the beneficial owner.

C.

Referral Fees. Registered representatives and associated persons must disclose to their employer, customers, and prospective customers, as appropriate, any compensation, consideration, or benefit received from, or paid to, others for the recommendation of products or services.